UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34353 / August 9, 2021

In the Matter of

DOUBLELINE OPPORTUNISTIC CREDIT FUND
DOUBLELINE INCOME SOLUTIONS FUND
DOUBLELINE YIELD OPPORTUNITIES FUND
DOUBLELINE SHILLER CAPE ENHANCED INCOME FUND
DOUBLELINE CAPITAL LP
DOUBLELINE ALTERNATIVES LP

333 South Grand Avenue, Suite 1800
Los Angeles, California 90071

(812-15240)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 19(b) OF THE ACT AND RULE
19b-1 UNDER THE ACT

DoubleLine Opportunistic Credit Fund, DoubleLine Income Solutions Fund, DoubleLine Yield Opportunities Fund, DoubleLine Shiller CAPE Enhanced Income Fund, DoubleLine Capital LP, and DoubleLine Alternatives LP filed an application on June 23, 2021 requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from section 19(b) of the Act and rule 19b-1 under the Act. The order permits certain registered closed-end management investment companies to pay as frequently as twelve times in any one taxable year in respect of its common stock and as often as specified by, or determined in accordance with the terms of, any preferred stock issued by the investment company.

On July 13, 2021, a notice of the filing of the application was issued (Investment Company Act Release No. 34328). The notice gave interested persons an opportunity to request a hearing and stated that an order would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the exemption from section 19(b) of the Act and rule 19b-1 under the Act requested by DoubleLine Opportunistic Credit Fund, DoubleLine Income Solutions Fund, DoubleLine Yield Opportunities Fund, DoubleLine Shiller CAPE Enhanced Income Fund, DoubleLine Capital LP, and DoubleLine Alternatives LP (File No. 812-15240) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary